E: Lou@bevilacquapllc.com

T: 202.869.0888 (ext. 100)

W: bevilacquapllc.com

June 27, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Walsh
Stephen Krikorian
Charli Wilson
Matthew Derby

Re:	Reticulate Micro, Inc.
Offering Statement on Form 1-A
Filed May 24, 2024
File No. 024-12440

Ladies and Gentlemen:

On behalf of our client, Reticulate Micro, Inc. (the “Company”), we hereby submit the response of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated June 21, 2024, providing the Staff’s comments with respect to the Company’s Offering Statement on Form 1-A (the “Offering Statement”). Concurrently with the filing of this response letter, we have filed an amendment to the Offering Statement (the “Offering Statement Amendment”), and the Offering Statement Amendment incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is set forth below and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us,” and “our” refer to the Company on a consolidated basis.

Offering Statement on Form 1-A

Cover Page

1.	We note that you have a dual class capital structure whereby Class B common stock have 100 votes per share and that Makena Investment Advisors, LLC and Basestones, Inc. control approximately 95.1% of the voting power. Please revise your cover page to discuss the dual class nature of your capital structure and quantify the voting control that Makena Investment Advisors, LLC and Basestones will have following the offering.

Response: We have revised the cover page in the Offering Statement Amendment as requested.

Risk Factors, page 16

2.	Please add risk factor disclosure addressing the lack of a market for your units, Class A common stock, and warrants, and revise throughout your offering circular as appropriate to clarify, if true, that your securities will be illiquid.

Response: We have added a risk factor to the Offering Statement Amendment and revised throughout as requested.

Dilution, page 29

3.	As this is a best-efforts offering with no minimum investment required, please revise the dilution and use of proceeds information to include a sensitivity analysis reflecting varying amounts of possible sales (e.g., 25%, 50%, 75%), to supplement the current 100% presentation.

Response: We have revised the dilution and use of proceeds sections in the Offering Statement Amendment as requested.

Management, page 54

4.	Please revise to disclose the term of office for each member of management. Please also indicate any officers and/or significant employees that are working part-time, if applicable. Refer to Form 1-A Item 10(a)(1)-(2).

Response: We respectfully inform the Staff that we are following the disclosure format of Part I of SEC Form S-1 pursuant to the general instructions of Part II(a)(1)(ii) of Form 1-A which does not require the table as shown in Item 10(a) of Form 1-A. The term of office for each member of management is disclosed in each member’s biography. None of the officers and/or significant employees work part-time and therefore the entire column indicating approximate hours per week for part-time employees is omitted as provided for under Item 10(a)(2).

Where You Can Find More Information

Reporting Requirements under Tier II of Regulation A for a Company not Registered under the Exchange Act, page 86

5.	You indicate that your annual filings on Form 1-K will be due by the end of July each year and your semi-annual filings on Form 1-SA will be due by the end of December each year. Considering your fiscal year end is December 31, please tell us what consideration you gave to the guidance in General Instruction A(2) to Form 1-K and Form 1-SA.

Response: We have revised the disclosure to state that our annual filings on Form 1-K will be due by the end of April each year and our semi-annual filings on Form 1-SA will be due by the end of September each year.

If you would like to discuss our response to the Staff’s comment or any other matters related to the Offering Statement, please contact the undersigned at 202-869-0888 (ext. 100) or Amanda I. Hawthorne at 202-869-0888 (ext. 142).

Sincerely,

/s/ Louis A. Bevilacqua
Louis A. Bevilacqua
Bevilacqua PLLC

cc: Joshua Cryer, Chief Executive Officer